Filed Pursuant to Rule 253(g)(2)
File No. 024-11755

YS RE RAF I LLC

Sponsored by

YieldStreet Inc.

SUPPLEMENT NO. 1 DATED AUGUST 19, 2022
TO THE OFFERING CIRCULAR DATED FEBRUARY 24, 2022

This document supplements, and should be read in conjunction with, the offering circular of YS RE RAF I LLC (the “Company”, “we”, “our” or “us”), dated February 24, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on February 25, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose that Yieldstreet Management, LLC (the “Manager”) of the Company also acts as a non-discretionary investment adviser to certain Shareholders and in such capacity, may receive asset-based compensation from the Company if a client elects to make an investment in the Company.

Manager as Investment Advisor

The first sentence on the cover page is deleted in its entirety and replaced with the following:

The Company is externally managed by YieldStreet Management, LLC (in such capacity, the “Manager”), a Delaware limited liability company, which is an investment adviser registered with the United States Securities and Exchange Commission (the “SEC”), and a wholly-owned subsidiary of the sponsor, YieldStreet Inc. (the “Sponsor”).

On page 80, the following disclosure is added under the paragraph with the header “Right of First Refusal; Co-investment, Etc.”:

Manager as an Investment Adviser

The Manager also acts as non-discretionary investment adviser to certain Shareholders. In this capacity, the Manager recommends investments to its clients, which may include recommendations for a client to make investments in the Company. As such, the Manager is subject to a conflict of interest in that a recommendation for a client to invest in the Company effectively increases the asset-based compensation it receives from the Company. The Manager may be further incentivized to recommend investments in the Company where it receives a greater management fee and/or other compensation from the Company as compared to other investment opportunities available on the Platform at the time of such recommendation. Furthermore, the Manager may have additional incentives to recommend the Company over other opportunities available on the Platform, for instance, to increase the size of the Company, to support the launch of the Company or to create the appearance that the Company is more popular or attractive to investors. However, all investment recommendation decisions will be made without consideration of the potential compensation to the Manager from the Company.

On page 91, the third sentence in the paragraph with the header “No Fiduciary Relationship with the Manager” is deleted in its entirety and replaced with the following:

Except pursuant to the Investment Advisers Act, the Manager, in its capacity as manager to the Company, maintains a contractual, as opposed to a fiduciary relationship, with the Company and the Shareholders.